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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-30883

                           NOTIFICATION OF LATE FILING

(Check One):        [_] Form 10-K        [_] Form 11-K        [_] Form 20-F
                    [X] Form 10-Q        [_] Form N-SAR

For Period Ended:  September 30, 2002

[_] Transition Report on Form 10-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form 20-F

[_] Transition Report on Form N-SAR

[_] Transition Report on Form 11-K


For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I.   REGISTRANT INFORMATION

Full name of registrant I-many, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
                                                  537 Congress Street, 5th Floor
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City, State and Zip Code  Portland, Maine  04101-3353
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PART II.  RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          As of the date of the filing of this Form 12b-25, the registrant's new independent auditors have not yet concluded their review of the registrant's financial statements required to be filed as part of its Form 10-Q with the Securities and Exchange Commission for the quarter ended September 30, 2002.

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          Due to the ongoing review, the registrant requires additional time to complete its Form 10-Q. Management intends to file the Form 10-Q with the Securities and Exchange Commission as soon as is reasonably possible.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


 Kevin F. Collins
Chief Financial Officer            (207)                    774-3244
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        (Name)                   (Area code)           (Telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As previously disclosed in a press release dated October 22, 2002, the registrant recorded a GAAP net loss in the third quarter of 2002 of $4.2 million, or ($0.10) per share, on both a basic and diluted basis, compared to a GAAP net loss of $8.1 million or ($0.23) per share, for the same period in 2001.


                                  I-many, Inc.
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                  (Name of registrant as specified in charter)



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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 15, 2002         By: /s/  Kevin F. Collins
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                                       Kevin F. Collins
                                       Chief Financial Officer